SO
317

 

03012753

UNITED STATES
...ND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-14-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51365

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01·01·2002____ AND ENDING ____12·31·2002____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WIND RIVER CAPITAL LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6322 S. 3000 E. #340
(No. and Street)

RECEIVED
MAR 1 2 2003
WASH. D.C. 105

SALT LAKE CITY   UT   84121
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN A. BATES   801·582·1686
                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANTYLA, MCREYNOLDS AND ASSOCIATES, CPA'S
(Name – if individual, state last, first, middle name)

5872 S. 900 E. #250   SLC,   UT   84121
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☑ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____STEVEN A. BATES_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____WARRIOR CAPITAL LLC_____ , as
of _____DEC 31, 2002_____ , 20_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____ NA _____

_____

Ken Parry
Notary Public

Signature

_____
State of Utah   Title
County of Salt Lake

Subscribed and sworn to before me this ___11th___
day of ___March___ , 20 _03_ , by _Steven A. Bates_.

Ken Parry
Notary Public
My Commission Expires ___9/15/04___

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDRIVER CAPITAL, L.L.C.

Independent Auditors' Report
and
Financial Statements

December 31, 2002





WINDRIVER CAPITAL, L.L.C.

Table of Contents



*Mantyla*McREYNOLDS LLC

(CPA)℠

The CPA. Never Underestimate The Value.℠

Board of Directors and Members
WindRiver Capital, L.L.C.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of WindRiver Capital, L.L.C.. as of December 31, 2002, and the related statements of members' equity, operations, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WindRiver Capital, L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MANTYLA MCREYNOLDS

March 10, 2003
Salt Lake City, Utah

WINDRIVER CAPITAL, L.L.C.
Statement of Financial Condition
December 31, 2002

ASSETS

<u>Current Assets</u>

Cash and cash equivalents - note A	$	221,073
Total Current Assets		221,073

Office furniture and fixtures - note B

Office furniture & fixtures	31,426
Accumulated depreciation	(17,393)
Net Office furniture and fixtures	14,033

TOTAL ASSETS	$	235,106

LIABILITIES AND MEMBERS' EQUITY

<u>Equity</u>

Members' Equity	$	235,106
TOTAL MEMBERS' EQUITY		235,106
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	235,106

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2002

	Total Members' Equity
Balance - December 31, 2001	$335,750
Net loss for the year ended 12/31/02	$ (25,644)
Members draws	$ (75,000)
Balance - December 31, 2002	$235,106

See accompanying notes to financial statements

3

WINDRIVER CAPITAL, L.L.C.
Statement of Operations
For the Year Ended December 31, 2002

Revenues	$	6,927
Operating Expenses		(37,664)
Operating Loss		(30,737)
Other Income - Interest		5,093
Net Loss	$	(25,644)

See accompanying notes to financial statements

WINDRIVER CAPITAL, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows From Operating Activities		
Net loss	$	(25,644)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		5,575
Net Cash Provided by Operating Activities		(20,069)
Cash Flows From Investing Activities		
Net Cash from Investing Activities		0
Cash Flows From Financing Activities		
Distributions to Members		(75,000)
Net Cash used for Financing Activities		(75,000)
Net Decrease in Cash		(95,069)
Beginning Cash Balance		316,142
Ending Cash Balance	$	221,073

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for interest	$	-0-
Cash paid during the year for income taxes	$	-0-

See accompanying notes to financial statements

5

WINDRIVER CAPITAL, L.L.C.
Notes to Financial Statements
December 31, 2002

NOTE A   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

WindRiver Capital, L.L.C. offers services to raise money and capital for companies, and to give advice related to mergers and acquistions. The Company was established under the laws of the State of Utah in October 1998. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

The company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principals (GAAP.)

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash is comprised of cash on deposit in the bank.

Office Furniture and Fixtures
Office furniture and fixtures are stated at cost. Depreciation is provided by using modified accelerated cost recovery system [MACRS] based upon the various classes of assets as provided for in the Internal Revenue Code. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for, in the Company's earnings. Members are taxed individually based on their ownership in the Company.

WINDRIVER CAPITAL, L.L.C.
Notes to Financial Statements
December 31, 2002

Concentration of Risk

The Company maintains cash balances at a financial institution located in the Salt Lake City area. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company had cash of $221,073, as of December 31, 2002 in this financial institution, which is in excess of the FDIC insured limits.

NOTE B   Office Furniture and Fixtures

Office furniture and fixtures (net of depreciation) are summarized as follows:

Conference tables	$ 6,910
Logo - Intangible	1,500
Office furniture	22,028
Fixtures	988
Accumulated depreciation	(17,393)
	$ 14,033

Depreciation expense was $5,275 and amortization expense was $300, for the year ended December 31, 2002.

NOTE C   Legal Settlement
In 2000, WindRiver Capital was part of legal proceedings against Display Ad Nevada (G. Michael Singh), for breach of contract, fraud and misrepresentation. The claim was settled out of court.

During 2002, management determined that the scheduled payments to be received from the defendant were uncollectible. No adjustment was necessary on the Company books since no income had been previously recognized.

SUPPORTING SCHEDULES

Our audit has been made primarily for the purpose of performing an audit on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair representation of the financial condition, changes in stockholders' equity, and income in conformity with U.S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

WindRiver Capital, LLC
Computation of Net Capital
December 31, 2002

Total members' equity from balance sheet	$	235,106
Less: Members' equity not allowable for net capital		-0-
Add: Subordinated liabilities		-0-
Total net capital and allowable subordinated liabilities		235,106
Less: Non-allowable assets		14,033
Net capital before haircuts on securities		221,073
Less: Haircuts on securities		-0-
Net Capital	$	221,073

WINDRIVER CAPITAL, L.L.C.
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2002

Reconciliation of Assets and Liabilities

Total assets per audited statements	$	235,106
Audit disclosed change in net assets		-0-
Total assets per report filed with the NASD for the year ended December 31, 2002	$	235,106
Total liabilities and members' equity per audited statements	$	235,106
Change in market value adjustments		-0-
Difference in net income for year		-0-
Total liabilities and stockholders' equity per report filed with the NASD for the year ended December 31, 2002	$	235,106

Reconciliation of Net Capital

Computation of net capital per audited statements	$	235,106
Audit disclosed difference in non-allowable assets		-0-
Audit disclosed difference in net income		-0-
Audit disclosed difference in market value adjustments		-0-
Audit disclosed difference in haircuts on securities		-0-
Net capital per report filed with NASD for the year ended December 31, 2002	$	235,106

See auditors' report on supplementary information

10

Auditors' Report on Material Inadequacies
For the Year Ended December 31, 2002

Board of Directors and Members
WindRiver Capital, L.L.C.
Salt Lake City, Utah

We have audited the financial statements of WindRiver Capital, L.L.C. as of and for the period ended December 31, 2002, and have issued our report thereon dated March 10, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of WindRiver Capital, L.L.C. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of WindRiver Capital, L.L.C. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness or inadequacy.

This report is intended solely for the use of management and the NASD and should not be used for any other purpose.

MANTYLA McREYNOLDS